
January 30, 2012

<u>Via E-mail</u>
Richard D. Levy
Executive Vice President and Controller
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94163

      Re: **Wells Fargo & Company**
              Forms 10-Q for Fiscal Quarters Ended
              June 30, 2011 and September 30, 2011
              Filed August 5, 2011 and November 8, 2011
              File No. 001-02979

Dear Mr. Levy:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Stephanie L. Hunsaker

                          Stephanie L. Hunsaker
                          Senior Assistant Chief Accountant